UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44225

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Portfolio Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9515 Deereco Road, Suite 1010
(No. and Street)

Timonium	Maryland	21093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Dyer	410-667-4575	pdyer@cpminvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kuczak & Associates, P.A.
(Name – if individual, state last, first, and middle name)

139 North Main St, Ste 101	Bel Air	Maryland	21014
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5023
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Dyer _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Capital Portfolio Management, Inc. _____, as of
3-31 _____, 2 024 _____ is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



Signature: _____

Title:
President

_____
Notary Public

STEVEN W MIDDLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
February 28, 2028

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of Income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CAPITAL PORTFOLIO MANAGEMENT, INC.

EXEMPTION REPORT
March 31, 2024

Capital Portfolio Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc.

I, Patrick V. Dyer, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.



President
May 21, 2024

CAPITAL PORTFOLIO MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

for the year ended March 31, 2024

CAPITAL PORTFOLIO MANAGEMENT, INC.

INDEX

Kuczak & Associates, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Portfolio Management, Inc. as of March 31, 2024, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc.as of March 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kruzel & Associates, P.A.

Bel Air, Maryland
May 21, 2024

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2024

ASSETS

Cash	$	81,921
Deposits with clearing organization		51,025
Commissions receivable		158,969
Employee advance		85,683
Prepaid expenses		82
Rental security deposit		7,125
Right of use asset		117,351
Furniture and equipment (at cost, less accumulated depreciation of $28,159)		-
TOTAL ASSETS	$	502,156

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	47,581
Income taxes payable		-
Lease liability		117,351
Deferred tax liability		36,700
Total liabilities		201,632

STOCKHOLDERS' EQUITY

Nonconvertible preferred stock, $1 par value, 100,000 shares authorized, 98,600 shares issued	493,000
Common stock, $1 par value, 200,000 shares authorized, 25,000 shares issued	25,000
Retained deficit	(217,476)
Total stockholders' equity	300,524

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	502,156

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
March 31, 2024

Revenues		
Commissions	$	1,124,390
Mutual fund fees		438,057
Principal transactions		11,176
Interest		39,444
Other		123,116
Total revenue		1,736,183
Expenses		
Compensation and benefits		1,241,807
Floor brokerage and clearing fees		80,252
Occupancy		93,746
Professional fees		27,672
Communications		12,244
Office supplies		14,861
Registration and licenses		14,507
Insurance		10,415
Interest		719
Other		7,860
Total expenses		1,725,685
Income before income taxes		10,498
Income tax benefit		-
Net Income	$	10,498

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
March 31, 2024

| | Capital Stock | | Retained | |
	Preferred	Common	Deficit	Total
Balance, March 31, 2023	$ 493,000	$ 25,000	$ (193,504)	$ 324,496
Net income	---	---	10,498	10,498
Dividends paid on preferred stock	---	---	(34,470)	(34,470)
Balance, March 31, 2024	$ 493,000	$ 25,000	$ (217,476)	$ 300,524

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
March 31, 2024

Cash flows from operating activities:

Net income	$ 10,498
Adjustments to reconcile net income to net cash	
Provided by operating activities	
(Increase) decrease in operating assets:	
Commissions receivable	(2,756)
Marketable securities	19,444
Deposits with clearing organizations	(267)
Employee advance	19,250
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	20,272
Income taxes payable	(6,152)
Net cash used in provided by activities	(60,289)

Cash flows from financing activities:

Dividend on preferred stock	(34,470)
Net cash used in financing activities	(34,470)
Net increase in cash	25,819
Cash, beginning of year	56,102
Cash, end of year	$ 81,921

Supplemental cash flow disclosures:

Cash payments for:	
Interest	$ 2
Federal and state income taxes	$ 6,152

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2024

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

The Company forwards all security transactions to their clearing firm, which carries and clears such transactions for the Company on a fully disclosed basis. The Company utilizes Hilltop Securities, a Hilltop Holdings Company, as their clearing firm.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

D. Office Equipment

Cost of office equipment is $28,159 as of March 31, 2024 and the assets are fully depreciated as of March 31, 2024. Depreciation of office equipment is determined by use of the straight line method over five to seven years.

The Company's policy is to capitalize property and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

E. Allowance for Bad Debts

The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectable. Potential uncollectable receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

F. Income Taxes

The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

As of March 31, 2024, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to March 31, 2019 for federal and state purposes.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

G. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at the clearing firm. It does not include security deposits held as cash.

H. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

I. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $10,593 to the plan for the year ended March 31, 2024.

J. Advertising

Advertising costs for the fiscal year were $400. These costs are expensed as incurred.

K. Adoption of New Accounting Standard – Leases

The Company adopted the standard effective April 1, 2022, and recognized and measured leases existing on April 1, 2022 (the beginning of the period of adoption) through a cumulative effect adjustment, with certain practical expedients available.

The Company elected the available practical expedients to account for existing capital leases and operating leases as finance leases and operating leases, respectively, under the new guidance, without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of capital leases or operating leases would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustment would have met the definition of initial direct costs in the new guidance at lease commencement.

1. Nature of Business and Summary of Significant Accounting Policies – Continued

   1. Adoption of New Accounting Standard – Leases - Continued

As a result of the adoption of the new lease accounting guidance, the Company recognized the following as of April 1, 2022:
   a) Operating lease liabilities of $284,206, which represent the present value of the remaining lease payments discounted using the Company's risk-free discount rate;
   b) Right-of-use ("ROU") assets which represent the original lease payable of $284,206.

The standard had a material impact on the statement of financial position but did not have an impact on the statement of operations or statement of cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged.

2. Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement

3. Fair Value Measurements – Continued

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At March 31, 2024 the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of March 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization -				
Dreyfus money market Class B shares	$ 51,025	$ ----	$ ----	$ 51,025
Total assets at fair value	$ 51,025	$ ----	$ ----	$ 51,025

There were no transfers between Level 1 and Level 2 during the year.

4. Accounts Receivable

Accounts receivable represents any commissions and fees due from the clearing organization, mutual fund companies, and insurance companies.

5. Preferred Stock

The Company has authorized 100,000 shares of preferred stock at a par value of $1 per share and has issued 98,600 shares. The Company paid $34,470 in dividends during the year.

6. Income Taxes

There was no income tax provision for the year ended March 31, 2024:

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Net commissions not received	$ 25,700	$ 11,000	$ 36,700

7. Leases

The Company leases office space under an operating lease. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets and lease liabilities on the statement of financial position. Finance leases are included in finance lease ROU assets and finance lease liabilities on the statement of financial position. At March 31, 2024, there were no finance lease ROU assets or liabilities.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, a risk-free rate based on the information available at commencement date is used in determining the present value of lease payments. The company estimates its incremental borrowing rate of 4% over the remaining lease term of 3 years based on information available at the lease commencement in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonable certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Current lease agreements do not contain any material residual value guarantees or material restrictive covenants.

7. Leases - Continued

Future minimum lease payments under this lease agreement are as follows:

2025	$ 94,564
2026	7,899
Total	$ 102,463

The Company has elected to apply the short-term lease exemption to leases of storage space. During the year there was one lease that qualifies for the exemption. The short-term lease cost recognized and disclosed for this lease is $750.

8. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

9. Related Party Transactions

During the year the Company made advances to one of its common stockholders. These advances are payable on demand and bear no interest. As of March 31, 2024 the Company advanced $85,683 to the stockholder.

10. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2024 was $925,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2024, the Company's net capital was $101,011 which exceeded the capital requirements of $50,000 by $51,011 and its net capital ratio was .471 to 1.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 21, 2024, the date the financial statements were available to be issued. During the period April 1, 2024 through May 21, 2024, the Company did not have any subsequent events requiring recognitions or disclosure.

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2024

NET CAPITAL

Total stockholders' equity	$	300,524
Deductions and/or charges:		
Officer advance		85,683
Commissions receivable from mutual funds, insurance companies, and clearing firm		106,623
Right-of-use asset		117,351
Prepaid expenses		82
Rental security deposit		7,125
Total deductions and/or charges		316,864
Add non allowable liability		117,351
Net capital	$	101,011

There were no material differences between the audited computation of net capital and the broker dealer's corresponding Unaudited Part IIA.

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2024

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	47,581
Other liabilities-none	-
Total aggregate indebtedness	$ 47,581

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 51,011
Ratio: Aggregate indebtedness to net capital	.471 to 1

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2024

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2024

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Capital Portfolio Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Portfolio Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Portfolio Management, Inc. stated that Capital Portfolio Management, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2024 without exception. Capital Portfolio Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Portfolio Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
May 21, 2024

CAPITAL PORTFOLIO MANAGEMENT, INC.

EXEMPTION REPORT
March 31, 2024

Capital Portfolio Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc.

I, Patrick V. Dyer, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

President
May 21, 2024